EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	01/10/13
Item IDs	5.02
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	Form 8-K, Appointment of Director to CHCO Board
GRAPHIC	**chcologo.jpg**
	CHCO logo
8-K	**submissionpdf.pdf**
	Printable copy of Form 8-K, Appointment of Director to CHCO Board

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported)
January 10, 2013



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

¨   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
¨   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02 **Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers**

Effective January 10, 2013, pursuant to the Merger Agreement among Community Financial Corporation, Community Bank, City Holding Company (the "Company") and City National Bank of West Virginia (the "Bank"), dated August 2, 2012, as amended, Charles W. Fairchilds, who was a member of the pre-merger board of directors of Community Financial Corporation, was appointed to the Boards of Directors of the Company and the Bank. Compensatory arrangements for Mr. Fairchilds will be consistent with the previously disclosed standard arrangements for non-employee directors of the Company, as described on page 11 of the Company's proxy statement for its 2012 annual meeting of shareholders filed with the Commission on March 23, 2012, which disclosure is incorporated herein by reference.

Mr. Fairchilds has yet to be appointed to any committees of the Company.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: <u>January 16, 2013</u>

City Holding Company

By: /s/ David L. Bumgarner
    David L. Bumgarner
    Chief Financial Officer

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